Exhibit 12
Statements re: computation of ratio of earnings to combined fixed charges and preferred distributions
(Dollars in Thousands)

	For the three months ended March 31,		For the year ended December 31,
	2017		2016		2015		2014		2013		2012
Net (loss) income from continuing operations	$1,735		$(3,698)		$3,596		$(5,902)	(1)	$1,527		$3,761
Add: fixed charges and preferred and senior common distributions	8,782		35,075		35,871		33,592		31,506		26,962
Less: preferred and senior common distributions	(2,621)		(7,656)		(5,101)		(4,636)		(4,394)		(4,206)
Earnings	$7,896		$23,721		$34,366		$23,054		$28,639		$26,517
Fixed charges and preferred and senior common distributions:
Interest expense (2)	5,675		25,472		28,802		27,284		25,314		21,239
Amortization of deferred financing fees	483		1,932		1,955		1,656		1,780		1,502
Estimated interest component of rent	3		15		13		16		18		15
Preferred and senior common distributions	2,621		7,656		5,101		4,636		4,394		4,206
Total fixed charges and preferred and senior common distributions	$8,782		$35,075		$35,871		$33,592		$31,506		$26,962
Ratio of earnings to combined fixed charges and preferred distributions	N/A	(3)	N/A	(4)	N/A	(5)	N/A	(6)	N/A	(7)	N/A	(8)

(1)	We recognized a $14.2 million impairment loss and a $5.3 million gain on debt extinguishment as a result of our Roseville, MN deed-in-lieu transaction during the year ended December 31, 2014.

(2)
Interest expense includes dividends paid on our mandatorily redeemable term preferred stock. We fully redeemed our mandatorily redeemable term preferred stock during the year ended December 31, 2016, and we did not pay dividends attributable to this stock during the three months ended March 31, 2017.

(3)	For the three months ended March 31, 2017, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $886.

(4)	For the twelve months ended December 31, 2016, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $11,354.

(5)	For the year ended December 31, 2015, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $1,505.

(6)	For the year ended December 31, 2014, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $10,538.

(7)	For the year ended December 31, 2013, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $2,867.

(8)	For the year ended December 31, 2012, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $445.
N/A: Not Applicable
The calculation of the ratio of earnings to combined fixed charges and preferred distributions is above. “Earnings” consist of net income from continuing operations and before fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense allocated to us by our Administrator as part of the administration fee payable under the Administration Agreement, by three, for the years ended December 31, 2012 to 2016 and for the three months ended March 31, 2017.